May 7, 2019

Cynthia C. Earhart
Chief Financial Officer
NORFOLK SOUTHERN CORP
Three Commercial Place
Norfolk, Virginia

       Re: NORFOLK SOUTHERN CORP
           Form 10-K for the Year Ended December 31, 2018
           Filed February 8, 2019
           Form 10-Q for the Period Ended March 31, 2019
           Filed April 24, 2019
           File No. 001-08339

Dear Ms. Earhart:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2018

Note 2. Railway Operating Revenues, page K-44

1. We note that based on your letters dated August 10, 2018 and September 21, 2018, you are accounting for your interline transactions on a net basis as you consider yourself an agent in the transaction. To the extent that this business is a material part of your revenue activity, we believe that the notes to the financial statements should disclose the nature of this activity and your accounting for these transactions, as it does require significant judgments and estimates in revenue recognition. See ASC 606-10-50-1. Cynthia C. Earhart
NORFOLK SOUTHERN CORP
May 7, 2019
Page 2
Form 10-Q for the Quarter Ended March 31, 2019

Note 8. Leases, page 13

2. We note your disclosure that your equipment leases have remaining terms of less than 1 year to 9 years and your lines of property leases have remaining terms of less than 1 year to 138 years. Please explain to us how you determine the classification of your leases as either operating or financing. In this regard, please tell us how you address each of the criteria in ASC 842-10-25-2, and specifically whether the lease term is for a major part of the remaining economic life of the asset. Also, please tell us if there are any residual value guarantees for your leases. See ASC 842-20-50-3.
3. We note your disclosure that your weighted average discount rate on operating leases is
      3.52%. Please tell us and revise to disclose how you determined the discount rate. See
      ASC 842-20-50-3(c)(3).
4. We note that during March 2019, you entered into a non-cancellable lease for an office building with an estimated construction cost of $550 million. Please explain to us how you account for this project and lease agreement under ASC 842. See guidance in ASC 842-
      40-55-3 through 55-5.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Effie Simpson at (202) 691-5184 or Claire Erlanger at
(202) 551-3301
with any questions.



                                                            Sincerely,
FirstName LastNameCynthia C. Earhart
                                                            Division of
Corporation Finance
Comapany NameNORFOLK SOUTHERN CORP
                                                            Office of
Transportation and Leisure
May 7, 2019 Page 2
cc:       Sheryl Winter
FirstName LastName